# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Pennant Group, Inc., CIK 0001766400
CUSIP: 70805E109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1675 East Riverside Drive, Suite 150, Eagle, Idaho (ID), 83616
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-24-002359
Filed by CIK 0001849457

## Reporting persons
- 8 KNOTS MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,652,806; sole dispositive power 0; shared dispositive power 2,652,806; aggregate amount beneficially owned 2,652,806 (7.7% of the class)
  Comment: *See Item 4.
- Scott Green: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,652,806; sole dispositive power 0; shared dispositive power 2,652,806; aggregate amount beneficially owned 2,652,806 (7.7% of the class)
  Comment: *See Item 4.
- 8 Knots Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,403,748; sole dispositive power 0; shared dispositive power 1,403,748; aggregate amount beneficially owned 1,403,748 (4.07% of the class)
  Comment: *See Item 4.
- 8 Knots Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,516; sole dispositive power 0; shared dispositive power 117,516; aggregate amount beneficially owned 117,516 (0.34% of the class)
  Comment: *See Item 4.
- 8 Knots GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,521,264; sole dispositive power 0; shared dispositive power 1,521,264; aggregate amount beneficially owned 1,521,264 (4.41% of the class)
  Comment: *See Item 4.

## Item 1. Issuer
Name of issuer: The Pennant Group, Inc.
Address of issuer's principal executive offices: 1675 East Riverside Drive, Suite 150, Eagle, ID 83616

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to as the "Reporting Persons":

(i) 8 Knots Fund, LP, a Delaware limited partnership ("8 Knots Fund"). 8 Knots GP (as defined below) is the general partner of 8 Knots Fund.

ii) 8 Knots Fund II, LP, a Delaware limited partnership ("8 Knots Fund II"). 8 Knots GP (as defined below) is the general partner of 8 Knots Fund II.

(iii) 8 Knots GP, LP, a Delaware limited partnership ("8 Knots GP"). 8 Knots Management (as defined below) is the general partner of 8 Knots GP.

(iv) 8 Knots Management, LLC, a Delaware limited liability company ("8 Knots Management"). Scott Green is the managing member of 8 Knots Management.

(v) Scott Green is the sole member and managing member of 8 Knots Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o 8 Knots Management, 100 Crescent Court Uptown, 7th Floor, Dallas, TX 75201.
Citizenship:
(i) 8 Knots Fund is a Delaware limited partnership.

(ii) 8 Knots Fund II is a Delaware limited partnership.

(iii) 8 Knots GP is a Delaware limited partnership.

(iv) 8 Knots Management is a Delaware limited liability company.

(v) Scott Green is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The information in Item 4(b) and 4(c) is incorporated herein by reference.

8 Knots Fund beneficially owns 1,403,748 shares of Common Stock of the Issuer. 8 Knots Fund II beneficially owns 117,516 shares of Common Stock of the Issuer. 8 Knots GP, as the general partner of 8 Knots Fund and 8 Knots Fund II, may be deemed to beneficially own the Common Stock owned by 8 Knots Fund and 8 Knots Fund II. Additionally, Scott Green, is an individual and sole managing member of 8 Knots Management. 8 Knots Management, an investment adviser registered with the U.S. Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, serves as investment manager to 8 Knots Fund and 8 Knots Fund II pursuant to investment advisory agreements with the 8 Knots Fund and 8 Knots Fund II. Accordingly, 8 Knots Management and Mr. Green may be deemed to have beneficial ownership over the shares of Common Stock directly owned by 8 Knots Fund, 8 Knots Fund II, the Sub-Advised Fund (as defined below), and the SMAs (as defined below).

8 Knots Management also serves as a sub-adviser, pursuant to a sub-advisory investment management agreement, to another private investment fund (such sub-advised fund, the "Sub-Advised Fund") which beneficially owns 243,583 shares of Common Stock. While 8 Knots Management maintains investment discretion with respect to the Sub-Advised Fund, including the Common Stock, the sub-advisory investment management agreement is terminable by the Sub-Advised Fund's investment manager at any time upon 30 days written notice. Accordingly, 8 Knots Management and Mr. Green disclaim beneficial ownership of the Common Stock owned by the Sub-Advised Fund.

8 Knots Management serves as an adviser to five separately managed accounts (each, an "SMA", and collectively, the "SMAs") pursuant to respective investment management agreements entered into between 8 Knots Management and each SMA. The SMAs beneficially own shares of Common Stock as follows: (i) one SMA beneficially owns 157,357 shares of Common Stock ("SMA-1"), (ii) another SMA beneficially owns 85,868 shares of Common Stock ("SMA-2"), (iii) a third SMA beneficially owns 139,906 shares of Common Stock ("SMA-3"), (iv) a fourth SMA beneficially owns 391,915 shares of Common Stock ("SMA-4"), and (v) a fifth SMA beneficially owns 112,913 shares of Common Stock ("SMA-5"). While 8 Knots Management maintains investment discretion with respect to each of SMA-1, SMA-3, SMA-4, and SMA-5, including the authority to vote and dispose of the Common Stock on behalf of each SMA, the respective investment management agreements with SMA-1, SMA-3, SMA-4, and SMA-5 are terminable by each such SMA at any time upon 60 days written notice. Accordingly, 8 Knots Management and Mr. Green disclaim beneficial ownership of the Common Stock owned by the SMA-1, SMA-3, SMA-4, and SMA-5. While 8 Knots Management maintains investment discretion with respect to SMA-2, including the authority to vote and dispose of the Common Stock on behalf of SMA-2, the respective investment management agreement with SMA-2 is terminable by SMA-2 at any time upon 61 days written notice. Accordingly, 8 Knots Management and Mr. Green may be deemed to have beneficial ownership of the Common Stock owned by SMA-2.

The percentages herein are calculated based on 34,468,981 shares of the Issuer's Common Stock outstanding, as disclosed on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 6, 2025.
Percent of class:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) is incorporated herein by reference.

8 Knots Management LLC - 7.70%

Scott Green - 7.70%

8 Knots Fund GP, LP - 4.41%

8 Knots Fund, LP - 4.07%

8 Knots Fund II, LP - 0.34%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) and 4(b) is incorporated herein by reference.

8 Knots Management LLC - 7.70%

Scott Green - 7.70%

8 Knots Fund GP, LP - 4.41%

8 Knots Fund, LP - 4.07%

8 Knots Fund II, LP - 0.34%
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) and 4(b) is incorporated herein by reference.

8 Knots Management LLC - 2,652,806

Scott Green - 2,652,806

8 Knots Fund GP, LP - 1,521,264

8 Knots Fund, LP - 1,403,748

8 Knots Fund II, LP - 117,516

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Mr. Green, 8 Knots GP, and 8 Knots Management may be deemed to beneficially own 1,403,748 shares of Common Stock reported in this statement beneficially owned by 8 Knots Fund, which represents 4.07% of the Common Stock of the Issuer. 8 Knots Fund holds the right to receive dividends from, or the proceeds from the sale of, all such 1,403,748 shares of Common Stock.

Mr. Green, 8 Knots GP, and 8 Knots Management may be deemed to beneficially own 117,516 shares of Common Stock reported in this statement beneficially owned by 8 Knots Fund II, which represents 0.34% of the Common Stock of the Issuer. 8 Knots Fund II holds the right to receive dividends from, or the proceeds from the sale of, all such 117,516 shares of Common Stock.

Shares of common stock representing 887,959 shares of Common Stock are held by the SMAs in the aggregate, each of which has the right to receive dividends from, or the proceeds from the sale of, the actual shares held by each such SMA (as set forth in Item 4). Such interest does not relate to more than 5 percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement by and between the Reporting Persons dated August 7, 2025.

## Signatures
- 8 KNOTS MANAGEMENT, LLC: /s/ Scott Green, Scott Green, Managing Member (08/07/2025)
- Scott Green: /s/ Scott Green, Scott Green (08/07/2025)
- 8 Knots Fund, LP: /s/ 8 Knots GP, LP, 8 Knots GP, LP, General Partner (08/07/2025)
- 8 Knots Fund, LP: /s/ Scott Green, Scott Green, President (08/07/2025)
- 8 Knots Fund II, LP: /s/ 8 Knots GP, LP, 8 Knots GP, LP, General Partner (08/07/2025)
- 8 Knots Fund II, LP: /s/ Scott Green, Scott Green, President (08/07/2025)
- 8 Knots GP, LP: /s/ Scott Green, Scott Green, President (08/07/2025)